Solar America Corp.

1135 Hodges Street

Lake Charles, Louisiana 70601

March 20, 2012

Pamela Long

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N E

Washington, D.C. 20549

Re:	Solar America Corp.

Amendment No.3 to Registration Statement on Form S-1

Filed March 12, 2012

File No.333-175148

Dear Ms. Long:

By letter dated March 20, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Solar America Corp. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1/A, filed on March 12, 2012 (the “Form S-1” or the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Recent Sales of Unregistered Securities, page 40

1.       Please revise to add April 22, 2011 and June 28, 2011 note transactions included in Note 4 of the financial statements.

RESPONSE: The Company has amended its disclosure to add the additional note transactions.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.       The report states that the Predecessor financial statements present fairly, in all material respects, the results of operations and cash flows of Solar N Stuff, Inc. for the Predecessor periods, in conformity with accounting principles generally accepted in the United States of America. The Predecessor periods were not previously defined in the report in a similar fashion to Successor periods. Please have your auditors revise their report to either define Predecessor periods in the first paragraph of their report or to clearly state which periods they are referring to in the third paragraph of their report.

.

RESPONSE: The Company’s auditors have amended their report to clearly define the Predecessor period.

Further, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Barrilleaux

Brian Barrilleaux

Chief Executive Officer